SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF July 2008

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On July 25, 2008, Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal first quarter ended June 30, 2008.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Yoichi Hojo
Yoichi Hojo
Director
Chief Operating Officer for
Business Management Operations
Honda Motor Co., Ltd.

Date: August 8, 2008

July 25, 2008

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL FIRST QUARTER ENDED JUNE 30, 2008

Tokyo, July 25, 2008 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal first quarter ended June 30, 2008.

First Quarter Results

Honda’s consolidated net income for the fiscal first quarter ended June 30, 2008 totaled JPY 179.6 billion (USD 1,688 million), an increase of 8.1% from the same period in 2007. Net income set a record high for the fiscal first quarter. Basic net income per common share for the quarter amounted to JPY 98.98 (USD 0.93), an increase of JPY 7.6 from JPY 91.38 for the corresponding period last year. One Honda American Depository Share represents one common share.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to JPY 2,867.2 billion (USD 26,943 million), a decrease of 2.2% from the same period in 2007, resulting primarily from currency translation effects. Honda estimates that if calculated at the same exchange rate as the corresponding period in 2007, revenue for the quarter would have increased by approximately 7.1%.

Consolidated operating income for the quarter totaled JPY 221.3 billion (USD 2,080 million), approximately the same level compared to the same period last year, due primarily to the positive impact of decreased sales incentives in the automobile business in North America, increased profit attributable to increased unit sales in automobile business and continuing cost reduction efforts despite the negative impact of currency effects caused by the appreciation of the Japanese yen, increased SG&A expenses and increased raw material costs.

Consolidated income before income taxes, minority interest and equity in income of affiliates for the quarter totaled JPY 235.0 billion (USD 2,209 million), an increase of 7.7% from the same period in 2007. Income before income taxes, minority interest and equity in income of affiliates set a record high for the fiscal first quarter.

Equity in income of affiliates amounted to JPY 38.1 billion (USD 359 million) for the quarter, an increase of 3.2% from the corresponding period last year. Equity in income of affiliates set a record high for the quarter.

Business Segment

With respect to Honda’s sales for the fiscal first quarter by business segment, motorcycle unit sales totaled 2,715 thousand units, an increase of 20.5% from the same period last year. Unit sales in Japan totaled 58 thousand units, a decrease of 31.0% compared to the same period last year. Overseas unit sales was 2,657 thousand units, an increase of 22.5% from the same period in 2007*, due mainly to increased unit sales in Asia and Brazil and an increase in sales of motorcycle knocked-down parts for local production at Asian affiliates accounted for under the equity method in Indonesia and India.

Revenue from external customers increased 6.7%, to JPY 393.0 billion (USD 3,693 million) from the same period last year, due mainly to increased revenue in Asia and other regions. Operating income was JPY 31.1 billion (USD 293 million), the level of the same period last year, due mainly to increased revenue, offsetting increased SG&A expenses and increased raw material costs.

*	Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or its subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results. Sales of such products amounted to approximately 1,210 thousand units for the period.

Honda’s automobile unit sales totaled 962 thousand units, an increase of 1.7% from the same period last year. In Japan, unit sales amounted to 128 thousand units, a decrease of 5.9% from the same period last year. Overseas unit sales increased 3.0% to 834 thousand units from the corresponding period last year, due mainly to increased unit sales in Asia and other regions including Brazil and an increase in sales of automobile knocked-down parts for local production at Chinese affiliates accounted for under the equity method, more than offsetting a decrease of unit sales in Europe and North America.

Revenue from external customers decreased 4.3% to JPY 2,228.0 billion (USD 20,936 million) from the same period in 2007, due mainly to the negative impact of currency translation effect, offsetting the positive impact of increased overseas unit sales. Operating income increased 8.7% to JPY 161.2 billion (USD 1,515 million) from the same period last year, due primarily to decreased sales incentives in North America, the change in sales price for the new model year, increased profit attributable to increased unit sales particularly in Asia and South America and continuing cost reduction efforts, more than offsetting the negative currency effects caused by appreciation of the Japanese yen, increased SG&A expenses and increased raw material costs.

Revenue from customers in the financial services business increased 15.9% to JPY 145.8 billion (USD 1,370 million) from the same period in 2007, due mainly to an increase in operating lease revenues. Operating income decreased 15.9% to JPY 28.7 billion (USD 270 million) from the same period in 2007, due primarily to the increased expenses related to allowance for losses on lease residual values, more than offsetting increased profit attributable to increased revenue.

Honda’s power product unit sales totaled 1,339 thousand units, a decrease of 12.4% from the same period in 2007. In Japan, unit sales totaled 159 thousand units, an increase of 17.8% from the same period last year. Overseas unit sales totaled 1,180 thousand units, a decrease of 15.4% from the corresponding period last year, due primarily to a decline of unit sales in Europe, and of general-purpose engines for OEM* production in North America, which more than offset increased unit sales of general-purpose engines in Asia.

Revenue from external customers in the power product and other businesses decreased by 8.6% to JPY 100.3 billion (USD 943 million) from the same period last year, due mainly to decreased unit sales of power products. Operating income decreased 97.4% to JPY 200 million (USD 2 million) from the same period in 2007. This was primarily due to decreased profit attributable to decreased revenue and increased R&D expenses of other businesses.

* OEM (Original equipment manufacturing)

    OEM refers to a manufacturing of products and components supplied for sale under a third-party brand.

Geographical Information

With respect to Honda’s sales for the fiscal first quarter by geographic area, in Japan, revenue for domestic and exports sales amounted to JPY 1,149.6 billion (USD 10,802 million), down 2.3% compared to the same period last year, due primarily to decreased revenue in motorcycle and automobile businesses in Japan. Operating income totaled JPY 37.9 billion (USD 356 million), down 37.5% from the same period last year due primarily to the negative impact of the currency effects caused by the appreciation of the Japanese yen and decreased revenue, more than offsetting the positive impact of decreased warranty-related expenses.

In North America, revenue decreased by 5.7% to JPY 1,493.1 billion (USD 14,031 million) from the same period in 2007 due mainly to the negative impact of the currency translation effects. Operating income decreased by 2.5% to JPY 94.5 billion (USD 889 million) from the same period last year due primarily to the negative impact of currency effects caused by appreciation of the Japanese yen, increased SG&A expenses related to allowance for losses on lease residual values and increased raw material costs, more than offsetting the positive impact of decreased sales incentives in the automobile business, change in sales price for the new model year and continuing cost reduction efforts.

In Europe, revenue decreased by 8.9% to JPY 364.5 billion (USD 3,425 million), from the same period in 2007 due primarily to decreased revenue in the automobile business. Operating income increased by 9.5% to JPY 11.2 billion (USD 106 million) from the same period last year due primarily to continuing cost reduction efforts and the change in model mix, more than offsetting decreased revenue and increased SG&A expenses.

In Asia, revenue increased by 10.9% to JPY 436.2 billion (USD 4,099 million) from the same period last year due to increased revenue in all business segments, offsetting the negative impact of the currency translation effects. Operating income increased by 30.7% to JPY 48.3 billion (USD 454 million) from the corresponding period last year due mainly to increased profit attributable to increased revenue, more than offsetting the negative impact of currency effects caused by appreciation of the Japanese yen and increased SG&A expenses.

In Asia, in addition to subsidiaries, many affiliates accounted for under the equity method manufacture and sell Honda-brand products. Operating income does not include income from these affiliates. Income from these affiliates is recorded as equity in income of affiliates and reflected in net income. Accounting terms of some of the affiliates differ from the Company’s.

In other regions, revenue increased by 29.8% to JPY 293.7 billion (USD 2,761 million) compared to the same period last year due mainly to increased revenue in all business segments. Operating income increased by 67.1% to JPY 36.3 billion (USD 341 million) from the corresponding period in 2007 due mainly to increased profit attributable to increased revenue and the positive currency effects caused by depreciation of the Japanese yen, more than offsetting increased SG&A expenses.

United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of ¥106.42=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on June 30, 2008.

Forecasts for the Fiscal Year Ending March 31, 2009

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2009, Honda projects consolidated results to be as shown below:

FY2009 Forecasts for Consolidated Results

First half ending September 30, 2008

	Yen (billions)	Changes from FY 2008
Net sales and other operating revenue	5,750	-2.6%

Operating income	350	-31.1%
Income before income taxes, minority interest and equity in income of affiliates	380	-22.2%
Net income	280	-25.3%

	Yen
Basic net income per Common share	154.31

Fiscal year ending March 31, 2009

	Yen (billions)	Changes from FY 2008
Net sales and other operating revenue	12,130	+1.1%

Operating income	630	-33.9%
Income before income taxes minority interest and equity in income of affiliates	660	-26.3%
Net income	490	-18.3%

	Yen
Basic net income per Common share	270.04

These forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar and the Euro will be JPY 103 and JPY 165, respectively, for the first half of the year ending March 31, 2009, and JPY 101 and JPY 162, respectively, for the full year ending March 31, 2009.

Projected unit sales for the full year ending March 31, 2009 are shown below.

	Unit (thousands)	Changes from FY2008 (thousands)
Motorcycle business	10,455	+1,135
Automobile business	4,080	+155
Power product and other businesses	6,120	+63

The reasons for the increases or decreases for forecasts of the operating income, and income before income taxes, minority interest and equity in income of affiliates for the fiscal year ending March 31, 2009 from the corresponding period last year are as follows.

Yen (billions)
Revenue, model mix, etc., excluding currency effect	265.0
Cost reduction, the effect of raw material cost fluctuations, etc.	-179.0
SG&A expenses, excluding currency effect	-141.0
R&D expenses	- 27.1
Currency effect	-241.0

Operating income compared with fiscal year 2008	-323.1

Fair value of derivative instruments	102.0
Others	-14.7

Income before income taxes, minority interest and equity in income of affiliates compared with fiscal year 2008	-235.8

Dividend per Share of Common Stock

The Board of Directors of Honda Motor Co., Ltd., at its meeting held on July 25, 2008, resolved to make the quarterly dividend JPY 22 per share of common stock, the record date of which is June 30, 2008. The total expected annual dividend per share of common stock for the fiscal year ending March 31, 2009, is JPY 88 per share.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time. The various factors for increases and decreases in income have been classified in accordance with a method that Honda considers reasonable.

Consolidated Statements of Balance Sheets for the Quarter Ended June 30, 2008

From April 1, 2008, total assets increased JPY 624.8 billion (USD 5,871 million), to JPY 13,240.3 billion (USD 124,416 million) at June 30, 2008, mainly due to increased finance subsidiaries-receivables, property on operating leases and property, plant and equipment, along with currency translation effects. From April 1, 2008, total liabilities increased by JPY 407.6 billion (USD 3,830 million), to JPY 8,337.0 billion (USD 78,341 million) at June 30, 2008, mainly due to currency translation effects and an increase in funds raised by finance subsidiaries. For the three months ended June 30, 2008, Total stockholders’ equity increased JPY 217.9 billion (USD 2,048 million), to JPY 4,762.2 billion (USD 44,749 million), primarily due to quarterly net income.

Consolidated Statements of Cash Flows for the Fiscal First Quarter

Consolidated cash and cash equivalents at the end of the period from April 1, 2008 through June 30, 2008 decreased by JPY 1.0 billion (USD 10 million) from March 31, 2007, to JPY 1,049.8 billion (USD 9,865 million). The reasons for the increases or decreases for each cash flow activity are as follows.

Cash flows from operating activities

Net cash provided by operating activities amounted to JPY 330.5 billion (USD 3,106 million) of cash inflows for the fiscal first quarter ended June 30, 2008, mainly attributable to an increase in quarterly net income, a decrease in depreciation and a decrease in trade accounts and notes receivable, which offset a decrease in trade accounts and notes payable and a decrease in accrued expenses. Cash inflows from operating activities increased by JPY 89.2 billion (USD 838 million) compared with the corresponding period in 2007.

Cash flows from investing activities

Net cash used in investing activities amounted to JPY 520.7 billion (USD 4,894 million), due mainly to capital expenditures, the acquisitions of finance subsidiaries-receivables, which exceeded collections of and proceeds from sales of finance subsidiaries-receivables and the purchase and sales of operating lease assets. Cash outflows from investing activities increased by JPY 27.3 billion (USD 257 million) compared with the corresponding period in 2007.

Cash flows from financing activities

Net cash provided by financing activities amounted to JPY 206.5 billion (USD 1,941 million), which was attributable to proceeds from long-term debt, increase in short-term debt and repayment of long-term debt, despite cash dividends paid. Cash inflows from financing activities increased by JPY 119.9 billion (USD 1,127 million) compared with the corresponding period in 2007.

Others

1. Changes in significant subsidiaries for the three months ended June 30, 2008 (i.e. changes in specific subsidiaries that caused a change in the scope of consolidated financial statements)

None

2. Accounting policies specifically applied for quarterly consolidated financial statements

(a) Income taxes

Honda computes interim income tax expense (benefit) by multiplying reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes, minority interest and equity in income of affiliates for the fiscal first quarter ended June 30, 2008. If a reliable estimate cannot be made, Honda utilizes the actual year-to-date effective tax rate.

3. Changes in accounting procedures for consolidated quarterly financial results

(a) Fair value measurements

Honda adopted Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” effective April 1, 2008. This statement defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction, and emphasizes that a fair value measurement should be determined based on the assumptions that market participants would use in pricing an asset or liability.

In February 2008, FASB issued FASB staff position (FSP) No. FAS 157-2 “Effective date of FASB statement No. 157”. This FSP delays the effective date for SFAS No. 157, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of this statement does not have a material impact on the Company’s consolidated financial position or results of operations.

The company has omitted disclosures required by this statement.

(b) The fair value option for financial assets and financial liabilities

The Statement of Financial Accounting Standards (SFAS) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of SFAS No. 115” has been effective since April 1, 2008. This statement permits entities to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. Honda has not elected the fair value option during the three months ended June 30, 2008. Accordingly, the adoption has no impact on the Company’s consolidated financial position or results of operations.

[1] Consolidated Financial Summary

For the three months ended June 30, 2007 and 2008

Financial Highlights

	Yen (millions)
	Three months ended Jun. 30, 2008	Three months ended Jun. 30, 2007
Net sales and other operating revenue	2,867,221	2,931,123
Operating income	221,347	221,684
Income before income taxes, minority interest and equity in income of affiliates	235,095	218,258
Net income	179,611	166,117

	Yen
Basic net income per common share	98.98	91.38

	U.S. Dollar (millions)
	Three months ended Jun. 30, 2008
Net sales and other operating revenue	26,943
Operating income	2,080
Income before income taxes, minority interest and equity in income of affiliates	2,209
Net income	1,688

	U.S. Dollar
Basic net income per common share	0.93

[2] Consolidated Balance Sheets

	Yen (millions)
	Jun. 30, 2008 (Unaudited)	Mar. 31, 2008
Assets
Current assets:
Cash and cash equivalents	1,049,877	1,050,902
Trade accounts and notes receivable	971,714	1,021,743
Finance subsidiaries-receivables, net	1,503,033	1,340,728
Inventories	1,280,193	1,199,260
Deferred income taxes	144,986	158,825
Other current assets	422,768	460,110

Total current assets	5,372,571	5,231,568

Finance subsidiaries-receivables, net	2,915,229	2,707,820

Investments and advances:
Investments in and advances to affiliates	573,543	549,812
Other, including marketable equity securities	221,857	222,110

Total investments and advances	795,400	771,922

Property on operating leases:
Vehicles	1,288,229	1,014,412
Less accumulated depreciation	139,662	95,440

Net property on operating leases	1,148,567	918,972

Property, plant and equipment, at cost:
Land	465,198	457,352
Buildings	1,453,255	1,396,934
Machinery and equipment	3,234,745	3,135,513
Construction in progress	234,013	227,479

	5,387,211	5,217,278
Less accumulated depreciation and amortization	3,137,349	3,015,979

Net property, plant and equipment	2,249,862	2,201,299

Other assets	758,758	783,962

Total assets	13,240,387	12,615,543

[2] Consolidated Balance Sheets – continued

	Yen (millions)
	Jun. 30, 2008 (Unaudited)	Mar. 31, 2008
Liabilities, Minority Interests and Stockholders’ Equity
Current liabilities:
Short-term debt	1,849,112	1,687,115
Current portion of long-term debt	1,063,444	871,050
Trade payables:
Notes	38,783	39,006
Accounts	927,546	1,015,130
Accrued expenses	691,682	730,615
Income taxes payable	59,492	71,354
Other current liabilities	304,731	264,280

Total current liabilities	4,934,790	4,678,550

Long-term debt, excluding current portion	1,931,248	1,836,652
Other liabilities	1,471,060	1,414,270

Total liabilities	8,337,098	7,929,472

Minority interests in consolidated subsidiaries	141,060	141,806

Stockholders’ equity:
Common stock, authorized 7,086,000,000 shares; issued 1,834,828,430 shares	86,067	86,067
Capital surplus	172,529	172,529
Legal reserves	41,757	39,811
Retained earnings	5,237,725	5,099,983
Accumulated other comprehensive income (loss), net	(703,925)	(782,198)
Treasury stock, at cost 20,290,531 shares on Mar. 31, 2008 and 20,289,845 shares in Jun. 30, 2008	(71,924)	(71,927)

Total stockholders’ equity	4,762,229	4,544,265

Commitments and contingent liabilities
Total liabilities, minority interests and stockholders’ equity	13,240,387	12,615,543

[3] Consolidated Statements of Income

For the three months ended June 30, 2007 and 2008

	Yen (millions)
	Three months ended Jun. 30, 2007	Three months ended Jun. 30, 2008
Net sales and other operating revenue	2,931,123	2,867,221
Operating costs and expenses:
Cost of sales	2,111,916	2,040,454
Selling, general and administrative	455,986	468,273
Research and development	141,537	137,147

Operating income	221,684	221,347
Other income:
Interest	13,304	10,841
Other	11,575	19,401
Other expenses:
Interest	4,052	6,152
Other	24,253	10,342

Income before income taxes, minority interest and equity in income of affiliates	218,258	235,095
Income tax (benefit) expense:
Current	81,008	41,606
Deferred	1,298	44,552

Income before minority interest and equity in income of affiliates	135,952	148,937
Minority interest in income of consolidated subsidiaries	(6,851)	(7,519)

Equity in income of affiliates	37,016	38,193
Net income	166,117	179,611

	Yen
Basic net income per common share	91.38	98.98

[4] Consolidated Statements of Cash Flows

	Yen (millions)
	Three months ended Jun. 30, 2007 (Unaudited)	Three months ended Jun. 30, 2008 (Unaudited)
Cash flows from operating activities:
Net income	166,117	179,611
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	98,544	100,720
Depreciation of property on operating leases	16,411	39,728
Deferred income taxes	1,298	44,552
Minority interest in income	6,851	7,519
Equity in income of affiliates	(37,016)	(38,193)
Dividends from affiliates	6,152	5,817
Provision for credit and lease residual losses on finance subsidiaries-receivables	9,506	15,682
Loss (gain) on derivative instruments, net	6,473	(11,346)
Decrease (increase) in assets:
Trade accounts and notes receivable	147,948	88,139
Inventories	(32,795)	(53,683)
Other current assets	35,350	38,062
Other assets	(51,619)	1,923
Increase (decrease) in liabilities:
Trade accounts and notes payable	(82,430)	(76,707)
Accrued expenses	(97,143)	(66,141)
Income taxes payable	2,795	(5,333)
Other current liabilities	30,838	31,505
Other liabilities	18,712	32,727
Other, net	(4,688)	(4,046)

Net cash provided by operating activities	241,304	330,536

Cash flows from investing activities:
Increase in investments and advances	(1,064)	(145)
Decrease in investments and advances	122	726
Payments for purchases of available-for-sale securities	(32,751)	—
Proceeds from sales of available-for-sale securities	16,628	1,191
Payments for purchases of held-to-maturity securities	(13,476)	(10,152)
Proceeds from redemptions of held-to-maturity securities	6,341	10,455
Capital expenditures	(173,070)	(178,118)
Proceeds from sales of property, plant and equipment	5,751	6,753
Acquisitions of finance subsidiaries-receivables	(875,299)	(907,066)
Collections of finance subsidiaries-receivables	718,071	624,750
Proceeds from sales of finance subsidiaries-receivables	112,945	135,457
Purchase of operating lease assets	(261,004)	(217,671)
Proceeds from sales of operating lease assets	3,369	13,021

Net cash used in investing activities	(493,437)	(520,799)

Cash flows from financing activities:
Increase (decrease) in short-term debt, net	51,534	78,433
Proceeds from long-term debt	342,440	406,322
Repayment of long-term debt	(233,156)	(234,790)
Cash dividends paid	(36,456)	(39,921)
Cash dividends paid to minority interests	(3,626)	(3,480)
Payment for purchase of treasury stock, net	(34,141)	1

Net cash provided by financing activities	86,595	206,565

Effect of exchange rate changes on cash and cash equivalents	41,422	(17,327)

Net change in cash and cash equivalents	(124,116)	(1,025)
Cash and cash equivalents at beginning of year	945,546	1,050,902

Cash and cash equivalents at end of period	821,430	1,049,877

[5] Assumptions for Going Concern

None

[6] Segment Information

Honda has four reportable segments: the Motorcycle business, the Automobile business, the Financial services business and the Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

1. Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs), personal watercrafts and relevant parts	Research & Development, Manufacturing, Sales and related services

Automobile business	Automobiles and relevant parts	Research & Development, Manufacturing Sales and related services

Financial services business	Financial, insurance services	Retail loan and lease related to Honda products, and Others

Power product & other businesses	Power products and relevant parts, and others	Research & Development, Manufacturing Sales and related services, and Others

As of and for the three months ended June 30, 2007

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	368,314	2,327,220	125,849	109,740	2,931,123	—	2,931,123
Intersegment	—	—	3,986	5,502	9,488	(9,488)	—

Total	368,314	2,327,220	129,835	115,242	2,940,611	(9,488)	2,931,123

Segment income	31,158	148,324	34,214	7,988	221,684	—	221,684

Assets	1,190,048	5,745,377	6,231,907	321,604	13,488,936	(833,443)	12,655,493
Depreciation and amortization	11,090	84,171	16,663	3,031	114,955	—	114,955
Capital expenditures	14,402	116,332	261,132	1,804	393,670	—	393,670

As of and for the three months ended June 30, 2008

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	393,048	2,228,013	145,805	100,355	2,867,221	—	2,867,221
Intersegment	—	—	3,719	6,486	10,205	(10,205)	—

Total	393,048	2,228,013	149,524	106,841	2,877,426	(10,205)	2,867,221

Segment income	31,153	161,212	28,773	209	221,347	—	221,347

Assets	1,190,452	5,881,184	6,472,006	317,344	13,860,986	(620,599)	13,240,387
Depreciation and amortization	12,375	84,768	39,955	3,350	140,448	—	140,448
Capital expenditures	22,961	124,140	217,872	3,197	368,170	—	368,170

Explanatory notes:

1.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to JPY 237,116 million as of June 30, 2007 and JPY 327,583 million as of June 30, 2008 respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of intersegment transactions.

3.	Depreciation and amortization of Financial Services Business include JPY 16,411 million for the three months ended June 30, 2007 and JPY 39,728 million for the three months ended June 30, 2008, respectively, of depreciation of property on operating leases.

4.	Capital expenditure of Financial Services Business includes JPY 261,004 million for the three months ended June 30, 2007 and JPY 217,671 million for the three months ended June 30, 2008 respectively, of purchase of operating lease assets.

[7] Supplemental Geographical Information

In addition to the disclosure required by U.S.GAAP, Honda provides the following supplemental information as required by Financial Instruments and Exchange Law:

1. Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the three months ended June 30, 2007

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	474,378	1,539,596	378,163	319,520	219,466	2,931,123	—	2,931,123
Transfers between geographic areas	701,912	43,735	22,108	73,796	6,836	848,387	(848,387)	—

Total	1,176,290	1,583,331	400,271	393,316	226,302	3,779,510	(848,387)	2,931,123

Operating income	60,641	97,022	10,310	36,970	21,731	226,674	(4,990)	221,684

Assets	3,007,005	7,467,241	945,874	1,017,755	466,223	12,904,098	(248,605)	12,655,493
Long-lived assets	1,005,844	1,313,396	204,934	240,754	104,363	2,869,291	—	2,869,291

As of and for the three months ended June 30, 2008

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	465,279	1,435,035	332,731	360,481	273,695	2,867,221	—	2,867,221
Transfers between geographic areas	684,323	58,143	31,807	75,762	20,099	870,134	(870,134)	—

Total	1,149,602	1,493,178	364,538	436,243	293,794	3,737,355	(870,134)	2,867,221

Operating income	37,910	94,583	11,293	48,333	36,307	228,426	(7,079)	221,347

Assets	3,104,187	7,491,284	994,795	1,139,981	584,657	13,314,904	(74,517)	13,240,387
Long-lived assets	1,082,792	1,872,357	173,941	259,924	125,495	3,514,509	—	3,514,509

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

2.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to JPY 237,116 million as of June 30, 2007 and JPY 327,583 million as of June 30, 2008 respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

2. Overseas Sales and revenues based on the location of the customer

For the three months ended June 30, 2007

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	1,533,663	381,494	382,367	262,213	2,559,737
Consolidated sales					2,931,123
Overseas sales ratio to consolidated sales	52.3%	13.0%	13.0%	9.0%	87.3%

For the three months ended June 30, 2008

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	1,428,063	330,123	436,531	320,841	2,515,558
Consolidated sales					2,867,221
Overseas sales ratio to consolidated sales	49.8%	11.5%	15.2%	11.2%	87.7%

Explanatory note:

Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

[8] Information Related to Stockholders’ Equity

As of and for the three months ended June 30, 2008

1. Information concerning cash dividends

(a)	Cash dividends paid during the period

Resolved at the General Meeting of Shareholders on June 24, 2008

Total amount of dividends (million yen)	39,921
Dividend per share of common stock (yen)	22.00
Record date	March 31, 2008
Effective date	June 25, 2008
Resource for dividend	Retained earnings

(b)	Cash dividends to be paid for the three months ended June 30, 2008, of which effective date is after June 30, 2008

Resolved by the Board of Directors at its meeting held on July 25, 2008

Total amount of dividends (million yen)	39,921
Dividend per share of common stock (yen)	22.00
Record date	June 30, 2008
Effective date	August 25, 2008
Resource for dividend	Retained earnings

2. Significant changes in stockholders’ equity

None

[9] Unit Sales Breakdown

	Unit (thousands)
	Three months ended Jun. 30, 2007	Three months ended Jun. 30, 2008
MOTORCYCLES

Japan	84	58
	(84)	(58)
North America	80	80
	(44)	(50)
Europe	95	91
	(93)	(88)
Asia	1,623	2,050
	(1,623)	(2,050)
Other Regions	371	436
	(367)	(433)

Total	2,253	2,715
	(2,211)	(2,679)

AUTOMOBILES

Japan	136	128
North America	465	460
Europe	92	75
Asia	187	221
Other Regions	66	78

Total	946	962

POWER PRODUCTS

Japan	135	159
North America	687	493
Europe	390	319
Asia	220	249
Other Regions	97	119

Total	1,529	1,339

Explanatory notes:

1.	The geographical breakdown of unit sales is based on the location of external customers.

2.	Unit sales are the total of sales of completed products of Honda and its consolidated subsidiaries, and sales of parts for local production at Honda's affiliates accounted for under the equity method.

3.	Figures in brackets represent unit sales of motorcycles only.

[10] Net Sales Breakdown

For the three months ended June 30, 2007 and 2008

	Yen (millions)
	Three months ended Jun. 30, 2007	Three months ended Jun. 30, 2008
MOTORCYCLE BUSINESS

Japan	27,053	21,515
North America	55,527	51,409
Europe	67,765	64,682
Asia	112,330	127,676
Other Regions	105,639	127,766

Total	368,314	393,048

AUTOMOBILE BUSINESS

Japan	302,974	288,543
North America	1,331,618	1,221,121
Europe	285,470	238,833
Asia	257,791	295,374
Other Regions	149,367	184,142

Total	2,327,220	2,228,013

FINANCIAL SERVICES BUSINESS

Japan	5,819	5,977
North America	113,996	132,591
Europe	3,201	3,535
Asia	1,173	1,216
Other Regions	1,660	2,486

Total	125,849	145,805

POWER PRODUCT & OTHER BUSINESSES

Japan	35,540	35,628
North America	32,522	22,942
Europe	25,058	23,073
Asia	11,073	12,265
Other Regions	5,547	6,447

Total	109,740	100,355

TOTAL

Japan	371,386	351,663
North America	1,533,663	1,428,063
Europe	381,494	330,123
Asia	382,367	436,531
Other Regions	262,213	320,841

Total	2,931,123	2,867,221

Explanatory notes:

1.	The geographical breakdown of net sales is based on the location of external customers.

2.	Net sales of power product & other businesses include revenue from sales of power products and relevant parts, leisure businesses and trading businesses.

July 25, 2008

Honda Motor Co., Ltd.

CONSOLIDATED FINANCIAL SUMMARY 1

FOR THE FISCAL FIRST QUARTER ENDED JUNE 30, 2008

			First Quarter Results					Fiscal Year Results	Fiscal Year Forecasts
	Unit (thousands), Yen (billions)		3 months ended Jun. 30, 2007	3 months ended Jun. 30, 2008		change Note 1%		Year ended Mar. 31, 2008	Year ending Mar. 31, 2009	change Note 1%
	Net sales and other operating revenue		2,931.1		2,867.2	-63.9	-2.2%	12,002.8	12,130.0	127.1	1.1%
	Operating income		221.6		221.3	-0.3	-0.2%	953.1	630.0	-323.1	-33.9%
	<as a percentage of net sales>		< 7.6> %		< 7.7> %			< 7.9 > %	< 5.2 > %
	Income before income taxes, minority interest and equity in income of affiliates		218.2		235.0	16.8	7.7%	895.8	660.0	-235.8	-26.3%
	<as a percentage of net sales>		< 7.4 > %		< 8.2 > %			< 7.5 > %	< 5.4 > %
	Equity in income of affiliates		37.0		38.1	1.1	3.2%	118.9	117.0	-1.9	-1.6%
	<as a percentage of net sales>		< 1.3 > %		< 1.3 > %			< 1.0 > %	< 1.0 > %
	Net income		166.1		179.6	13.4	8.1%	600.0	490.0	-110.0	-18.3%
	<as a percentage of net sales>		< 5.7 > %		< 6.3 > %			< 5.0 > %	< 4.0 > %
	Remarks			•	Net income and Income before income taxes, minority interest and equity in income of affiliates set record highs for the fiscal first quarter
				•	Equity in income of affiliates set record high for a quarter
	Change Factors in Operating income					-0.3				-323.1
	Change in revenue, model mix, etc., excluding currency effects					128.1				265.0
	Cost reduction, the effect of raw material cost fluctuations, etc.					-9.7				-179.0
	Change in SG&A expenses, excluding currency effects					-41.8				-141.0
	Change in R&D expenses					4.3				-27.1
	Currency effects					-81.3				-241.0
	Change in average rates					-(54.9)				-(164.0)
	Translation effects					-(26.4)				-(77.0)
	Change Factors in Other income/expenses					17.1				87.2
	Change in fair value of derivative instruments					17.8				102.0
	Others					-0.6				-14.7
Honda’s average rates	USD=		JPY 121			JPY 105		JPY 114		JPY 101 (1H: 103, 2H: 100)
	EUR=		JPY 162			JPY 164		JPY 162		JPY 162 (1H: 165, 2H: 160)
	Capital expenditures excluding purchase of operating lease assets		132.6			150.4		654.0		710.0
	Purchase of operating lease assets		261.0			217.6		839.2
	Depreciation and amortization excluding property on operating leases		98.5			100.7		417.3		430.0
	Depreciation of property on operating leases		16.4			39.7		101.0
	Research and development expenses		141.5			137.1		587.9		615.0
Unit Sales	Motorcycle business	Note 3	2,253		2,715	462	20.5%	9,320	10,455	1,135	12.2%
Note 2
	(motorcycles only)		(2,211)		(2,679)	(468)	(21.2)%	(9,083)	(10,210)	(1,127)	(12.4)%
	Japan		84		58	-26	-31.0%	311	260	-51	-16.4%
	(motorcycles only)		(84)		(58)	-(26)	-(31.0)%	(311)	(260)	-(51)	-(16.4)%
	North America		80		80	—	—	453	475	22	4.9%
	(motorcycles only)		(44)		(50)	(6)	(13.6)%	(242)	(250)	(8)	(3.3)%
	Europe		95		91	-4	-4.2%	313	305	-8	-2.6%
	(motorcycles only)		(93)		(88)	-(5)	-(5.4)%	(301)	(295)	-(6)	-(2.0)%
	Asia		1,623		2,050	427	26.3%	6,633	7,580	947	14.3%
	(motorcycles only)		(1,623)		(2,050)	(427)	(26.3)%	(6,633)	(7,580)	(947)	(14.3)%
	Other Regions		371		436	65	17.5%	1,610	1,835	225	14.0%
	(motorcycles only)		(367)		(433)	(66)	(18.0)%	(1,596)	(1,825)	(229)	(14.3)%
		Automobile business	946		962	16	1.7%	3,925	4,080	155	3.9%
	Japan		136		128	-8	-5.9%	615	620	5	0.8%
	North America		465		460	-5	-1.1%	1,850	1,745	-105	-5.7%
	Europe		92		75	-17	-18.5%	391	455	64	16.4%
	Asia		187		221	34	18.2%	755	890	135	17.9%
	Other Regions		66		78	12	18.2%	314	370	56	17.8%
		Power product business	1,529		1,339	-190	-12.4%	6,057	6,120	63	1.0%
	Japan		135		159	24	17.8%	550	540	-10	-1.8%
	North America		687		493	-194	-28.2%	2,415	2,305	-110	-4.6%
	Europe		390		319	-71	-18.2%	1,693	1,765	72	4.3%
	Asia		220		249	29	13.2%	915	1,020	105	11.5%
	Other Regions		97		119	22	22.7%	484	490	6	1.2%

Notes :

1	In this chart, “change” is calculated on the comparison with the same period of previous year.

2	Unit sales are the total of sales of completed products of Honda and its consolidated subsidiaries, and sales of parts for local production at Honda’s affiliates accounted for under the equity method.

3	Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or its subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles.

Accordingly, these unit sales are not included in the financial results and forecasts.

This announcement contains “forward-looking statements” of Honda. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time. The various factors for increases and decreases in income have been classified in accordance with a method that Honda considers reasonable.

July 25, 2008

Honda Motor Co., Ltd.

CONSOLIDATED FINANCIAL SUMMARY 2

FOR THE FISCAL FIRST QUARTER ENDED JUNE 30, 2008

Unaudited Consolidated Balance Sheets

Divided into Non-financial Services Businesses and Finance Subsidiaries

	Yen (millions)
	Jun. 30, 2007	Mar. 31, 2008
Assets

<Non-financial services businesses>
Current Assets:	4,179,682	4,091,060
Cash and cash equivalents	1,025,957	1,022,466
Trade accounts and notes receivable, net	539,375	552,442
Inventories	1,280,193	1,199,260
Other current assets	1,334,157	1,316,892
Investments and advances	1,061,889	1,023,113
Property, plant and equipment, net	2,232,310	2,183,220
Other assets	538,932	530,156
Total assets	8,012,813	7,827,549
<Finance Subsidiaries>
Cash and cash equivalents	23,920	28,436
Finance subsidiaries—short-term receivables, net	1,524,157	1,351,867
Finance subsidiaries—long-term receivables, net	2,916,763	2,708,367
Net property on operating leases	1,148,567	918,972
Other assets	858,599	900,197
Total assets	6,472,006	5,907,839
Reconciling Items	(1,244,432)	(1,119,845)
Total assets	13,240,387	12,615,543

Liabilities, Minority interests and Stockholders’ Equity

<Non-financial services businesses>
Current liabilities:	2,283,684	2,307,339
Short-term debt	371,710	324,507
Current portion of long-term debt	21,015	20,486
Trade payables	978,355	1,057,446
Accrued expenses	577,895	632,506
Other current liabilities	334,709	272,394
Long-term debt, excluding current portion	55,306	56,225
Other liabilities	1,160,724	1,121,208
Total liabilities	3,499,714	3,484,772
<Finance Subsidiaries>
Short-term debt	2,298,844	2,128,442
Current portion of long-term debt	1,049,638	863,797
Accrued expenses	164,516	148,276
Long-term debt, excluding current portion	1,888,238	1,786,744
Other liabilities	438,950	408,803
Total liabilities	5,840,186	5,336,062
Reconciling Items	(1,002,802)	(891,362)
Total liabilities	8,337,098	7,929,472
Minority interests in consolidated subsidiaries	141,060	141,806
Common stock	86,067	86,067
Capital surplus	172,529	172,529
Legal reserves	41,757	39,811
Retained earnings	5,237,725	5,099,983
Accumulated other comprehensive income (loss), net	(703,925)	(782,198)
Treasury stock	(71,924)	(71,927)
Total stockholders’ equity	4,762,229	4,544,265
Total liabilities, minority interests and stockholders’ equity	13,240,387	12,615,543

July 25, 2008

Honda Motor Co., Ltd.

CONSOLIDATED FINANCIAL SUMMARY 3

FOR THE FISCAL FIRST QUARTER ENDED JUNE 30, 2008

Unaudited Consolidated Statements of Cash Flows

Divided into Non-financial Services Businesses and Finance Subsidiaries

	Yen (millions)
For the three months ended June 30, 2007	Non-financial services businesses	Finance subsidiaries	Reconciling Items	Consolidated
Cash flows from operating activities:
Net Income	135,969	30,160	(12)	166,117
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	98,292	16,663	—	114,955
Deferred income taxes	9,399	(8,101)	—	1,298
Minority interest in income	6,848	3	—	6,851
Equity in income of affiliates	(37,016)	—	—	(37,016)
Dividends from affiliates	6,152	—	—	6,152
Loss (gain) on derivative instruments, net	16,318	(9,845)	—	6,473
Decrease (increase) in trade accounts and notes receivable	82,413	57,143	8,392	147,948
Decrease (increase) in inventories	(32,795)	—	—	(32,795)
Increase (decrease) in trade accounts and notes payable	(75,656)	—	(6,774)	(82,430)
Other, net	(58,356)	18,110	(16,003)	(56,249)

Net cash provided by operating activities	151,568	104,133	(14,397)	241,304

Cash flows from investing activities:
* Decrease (increase) in investments and advances	(49,714)	—	25,514	(24,200)
Capital expenditures	(172,942)	(128)	—	(173,070)
Proceeds from sales of property, plant and equipment	6,459	(708)	—	5,751
Decrease (increase) in finance subsidiaries-receivables	—	(55,856)	11,573	(44,283)
Purchase of operating lease assets	—	(261,004)	—	(261,004)
Proceeds from sales of operating lease assets	—	3,369	—	3,369

Net cash used in investing activities	(216,197)	(314,327)	37,087	(493,437)

Cash flows from financing activities:
* Increase (decrease) in short-term debt, net	(24,636)	97,422	(21,252)	51,534
* Proceeds from long-term debt	6,556	335,884	—	342,440
* Repayment of long-term debt	(5,466)	(227,728)	38	(233,156)
Proceeds from issuance of common stock	—	1,488	(1,488)	—
Cash dividends paid	(36,468)	—	12	(36,456)
Cash dividends paid to minority interests	(3,626)	—	—	(3,626)
Payment for purchase of treasury stock, net	(34,141)	—	—	(34,141)

Net cash provided by (used in) financing activities	(97,781)	207,066	(22,690)	86,595

Effect of exchange rate changes on cash and cash equivalents	40,468	954	—	41,422

Net change in cash and cash equivalents	(121,942)	(2,174)	—	(124,116)

Cash and cash equivalents at beginning of period	921,309	24,237	—	945,546

Cash and cash equivalents at end of period	799,367	22,063	—	821,430

July 25, 2008

Honda Motor Co., Ltd.

CONSOLIDATED FINANCIAL SUMMARY 4

FOR THE FISCAL FIRST QUARTER ENDED JUNE 30, 2008

Unaudited Consolidated Statements of Cash Flows

Divided into Non-financial Services Businesses and Finance Subsidiaries

	Yen (millions)
For the three months ended June 30, 2008	Non-financial services businesses	Finance subsidiaries	Reconciling Items	Consolidated
Cash flows from operating activities:
Net Income	150,758	28,853	—	179,611
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	100,493	39,955	—	140,448
Deferred income taxes	17,340	27,212	—	44,552
Minority interest in income	7,512	7	—	7,519
Equity in income of affiliates	(38,193)	—	—	(38,193)
Dividends from affiliates	5,817	—	—	5,817
Loss (gain) on derivative instruments, net	20,688	(32,034)	—	(11,346)
Decrease (increase) in trade accounts and notes receivable	27,957	61,229	(1,047)	88,139
Decrease (increase) in inventories	(53,683)	—	—	(53,683)
Increase (decrease) in trade accounts and notes payable	(67,991)	—	(8,716)	(76,707)
Other, net	19,454	17,391	7,534	44,379

Net cash provided by operating activities	190,152	142,613	(2,229)	330,536

Cash flows from investing activities:
* Decrease (increase) in investments and advances	4,779	—	(2,704)	2,075
Capital expenditures	(177,917)	(201)	—	(178,118)
Proceeds from sales of property, plant and equipment	6,692	61	—	6,753
Decrease (increase) in finance subsidiaries-receivables	—	(159,706)	12,847	(146,859)
Purchase of operating lease assets	—	(217,671)	—	(217,671)
Proceeds from sales of operating lease assets	—	13,021	—	13,021

Net cash used in investing activities	(166,446)	(364,496)	10,143	(520,799)

Cash flows from financing activities:
* Increase (decrease) in short-term debt, net	39,980	46,323	(7,870)	78,433
* Proceeds from long-term debt	6,724	407,421	(7,823)	406,322
* Repayment of long-term debt	(4,979)	(237,590)	7,779	(234,790)
Proceeds from issuance of common stock	—	—	—	—
Cash dividends paid	(39,921)	—	—	(39,921)
Cash dividends paid to minority interests	(3,480)	—	—	(3,480)
Payment for purchase of treasury stock, net	1	—	—	1

Net cash provided by (used in) financing activities	(1,675)	216,154	(7,914)	206,565

Effect of exchange rate changes on cash and cash equivalents	(18,540)	1,213	—	(17,327)

Net change in cash and cash equivalents	3,491	(4,516)	—	(1,025)

Cash and cash equivalents at beginning of period	1,022,466	28,436	—	1,050,902

Cash and cash equivalents at end of period	1,025,957	23,920	—	1,049,877

Notes:

1	Non-financial services businesses lend to finance subsidiaries. These cash flows are included in the decrease (increase) in investments and advances, increase (decrease) in short-term debt, proceeds from long-term debt, and repayment of long-term debt (marked by *). The amount of the loans to finance subsidiaries is a JPY 24,026 million increase for the fiscal first quarter ended June 30, 2007, and a JPY 2,704 million decrease for the fiscal first quarter ended June 30, 2008, respectively.

2	Decrease (increase) in trade accounts and notes receivable for finance subsidiaries is due to the reclassification of finance subsidiaries-receivables which relate to sales of inventory in the unaudited consolidated statements of cash flows presented above.

July 25, 2008

Honda Motor Co., Ltd.

SUPPLEMENT 1

FOR CONSOLIDATED FINANCIAL SUMMARY

Unit (thousands), Yen (billions)		First Quarter Results		Second Quarter Results		Third Quarter Results		Fourth Quarter Results		Year ended Mar. 31, 2008 Results		3 months ended Jun. 30, 2008 Results		change Note 1%
Net sales and other operating revenue			2,931.1		2,971.3		3,044.8		3,055.5		12,002.8		2,867.2		-63.9	-2.2%
Japan			371.3		382.5		382.5		449.2		1,585.7		351.6		-19.7	-5.3%
Overseas			2,559.7		2,588.8		2,662.2		2,606.2		10,417.0		2,515.5		-44.1	-1.7%
Operating income			221.6		286.3		276.2		168.8		953.1		221.3		-0.3	-0.2%
Income before income taxes, minority interest and equity in income of affiliates			218.2		269.9		260.7		146.8		895.8		235.0		16.8	7.7%
Equity in income of affiliates			37.0		26.2		31.3		24.3		118.9		38.1		1.1	3.2%
Net income			166.1		208.4		200.0		25.4		600.0		179.6		13.4	8.1%
Honda’s average rates USD=		JPY	121	JPY	118	JPY	113	JPY	106	JPY	114	JPY	105	-JPY	16	-15.2%
Honda’s average rates EUR=		JPY	162	JPY	162	JPY	164	JPY	158	JPY	162	JPY	164	JPY	2	1.2%
Honda’s transaction rates USD=		JPY	118	JPY	120	JPY	116	JPY	109	JPY	116	JPY	104	-JPY	14	-13.5%
Honda’s transaction rates EUR=		JPY	155	JPY	159	JPY	162	JPY	161	JPY	159	JPY	159	JPY	4	2.5%
Capital expenditures excluding purchase of operating lease assets			132.6		192.7		135.6		192.9		654.0		150.4		17.8	13.4%
Purchase of operating lease assets			261.0		186.8		160.5		230.7		839.2		217.6		-43.3	-16.6%
Depreciation and amortization excluding property on operating leases			98.5		100.6		107.6		110.5		417.3		100.7		2.1	2.2%
Depreciation of property on operating leases			16.4		23.8		28.2		32.5		101.0		39.7		23.3	142.1%
Research and development expenses			141.5		139.7		147.2		159.4		587.9		137.1		-4.3	-3.1%
Unit sales based on the location of external customers	Note 2
Unit sales in motorcycle business			2,253		2,333		2,366		2,368		9,320		2,715		462	20.5%
(motorcycles only)	Note 3		(2,211)		(2,268)		(2,308)		(2,296)		(9,083)		(2,679)		(468)	(21.2)%
Japan			84		107		54		66		311		58		-26	-31.0%
(motorcycles only)			(84)		(107)		(54)		(66)		(311)		(58)		-(26)	-(31.0)%
North America			80		121		102		150		453		80		—	0.0%
(motorcycles only)			(44)		(61)		(52)		(85)		(242)		(50)		(6)	(13.6)%
Europe			95		68		61		89		313		91		-4	-4.2%
(motorcycles only)			(93)		(65)		(58)		(85)		(301)		(88)		-(5)	-(5.4)%
Asia			1,623		1,645		1,748		1,617		6,633		2,050		427	26.3%
(motorcycles only)			(1,623)		(1,645)		(1,748)		(1,617)		(6,633)		(2,050)		(427)	(26.3)%
Other Regions			371		392		401		446		1,610		436		65	17.5%
(motorcycles only)			(367)		(390)		(396)		(443)		(1,596)		(433)		(66)	(18.0)%
Unit sales in automobile business			946		937		991		1,051		3,925		962		16	1.7%
Japan			136		143		145		191		615		128		-8	-5.9%
North America			465		445		481		459		1,850		460		-5	-1.1%
Europe			92		100		90		109		391		75		-17	-18.5%
Asia			187		177		188		203		755		221		34	18.2%
Other Regions			66		72		87		89		314		78		12	18.2%
Unit sales in power product business			1,529		1,258		1,178		2,092		6,057		1,339		-190	-12.4%
Japan			135		141		123		151		550		159		24	17.8%
North America			687		479		361		888		2,415		493		-194	-28.2%
Europe			390		280		352		671		1,693		319		-71	-18.2%
Asia			220		242		202		251		915		249		29	13.2%
Other Regions			97		116		140		131		484		119		22	22.7%
Interest bearing debt			4,282.6		4,293.1		4,611.4		4,394.8				4,843.8		561.1	13.1%
Non-financial services businesses			310.7		312.5		427.5		401.2				448.0		137.2	44.2%
Finance subsidiaries			4,888.7		4,839.1		5,029.6		4,778.9				5,236.7		348.0	7.1%
Reconciling Items			-916.7		-858.4		-845.7		-785.3				-840.9		75.8	—
Basic net income per common share		JPY	91.38	JPY	114.94	JPY	110.25	JPY	14.01	JPY	330.54	JPY	98.98	JPY	7.60	8.3%

Notes :

1.	In this chart, “change” is calculated on the comparison with the same period of previous year.

2.	Unit sales are the total of sales of completed products of Honda and its consolidated subsidiaries, and sales of parts for local production at Honda’s affiliates accounted for under the equity method.

3.	Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or its subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles.

Accordingly, these unit sales are not included in the financial results and forecasts.

July 25, 2008

Honda Motor Co., Ltd.

SUPPLEMENT 2

FOR CONSOLIDATED FINANCIAL SUMMARY

		First Quarter Results	Second Quarter Results	Third Quarter Results	Fourth Quarter Results	Year ended Mar. 31, 2008 Results	3 months ended Jun. 30, 2008 Results	change Note 1%
Unit (thousands), Yen (billions)
Net sales and other operating revenue	Note 2	2,931.1	2,971.3	3,044.8	3,055.5	12,002.8	2,867.2	- 63.9	- 2.2%
Business segments
Motorcycle business		368.3	381.6	364.6	444.0	1,558.6	393.0	24.7	6.7%
Automobile business		2,327.2	2,356.4	2,449.0	2,356.6	9,489.3	2,228.0	-99.2	- 4.3%
Financial services business		129.8	137.8	139.6	141.7	549.0	149.5	19.6	15.2%
Power product & other businesses		115.2	105.0	100.2	122.3	442.7	106.8	- 8.4	- 7.3%
Reconciling Items		- 9.4	- 9.6	- 8.7	- 9.1	- 37.0	- 10.2	- 0.7
Geographical Information
Japan		1,176.2	1,215.5	1,246.1	1,251.0	4,889.0	1,149.6	- 26.6	- 2.3%
North America		1,583.3	1,557.1	1,640.5	1,484.1	6,265.2	1,493.1	- 90.1	- 5.7%
Europe		400.2	390.8	361.7	441.3	1,594.2	364.5	- 35.7	- 8.9%
Asia		393.3	415.6	413.4	415.9	1,638.2	436.2	42.9	10.9%
Other Regions		226.3	267.9	284.6	313.9	1,092.8	293.7	67.4	29.8%
Reconciling Items		- 848.3	- 875.7	- 901.6	- 851.0	- 3,476.7	- 870.1	-21.7

Operating income	Note 2	221.6	286.3	276.2	168.8	953.1	221.3	- 0.3	-0.2%
Business segments
Motorcycle business		31.1	37.0	30.3	52.7	151.2	31.1	—	0.0%
Automobile business		148.3	213.0	220.7	79.5	661.6	161.2	12.8	8.7%
Financial services business		34.2	29.3	22.9	31.3	117.7	28.7	- 5.4	- 15.9%
Power product & other businesses		7.9	6.9	2.2	5.1	22.3	0.2	- 7.7	- 97.4%
Reconciling Items		—	—	—	—	—	—	—
Geographical Information
Japan		60.6	73.3	56.2	2.3	192.5	37.9	- 22.7	- 37.5%
North America		97.0	116.0	156.3	63.1	432.6	94.5	- 2.4	- 2.5%
Europe		10.3	16.7	5.8	18.6	51.5	11.2	0.9	9.5%
Asia		36.9	33.4	38.3	21.9	130.7	48.3	11.3	30.7%
Other Regions		21.7	30.1	31.7	32.7	116.4	36.3	14.5	67.1%
Reconciling Items		- 4.9	16.6	- 12.3	29.8	29.1	- 7.0	- 2.0

Notes:

1.	In this chart, “change” is calculated on the comparison with the same period of previous year.

2.	The geographical information of net sales and other operating revenue and operating income are based on the location of the company and its subsidiaries.